UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
RMR Laboratories Inc

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    August 4, 2017

Physical address of issuer
3546 Via Dolce, Marina Del Rey, CA 90292

Website of issuer
www.rmrlaboratories.com

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

April 30, 2018

FORM C-AR

RMR Laboratories Inc



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by RMR Laboratories Inc, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.rmrlaboratories.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2018.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 6
   The Business 6
RISK FACTORS 6
   Risks Related to the Company's Business and Industry 6
BUSINESS 11
   Description of the Business 11
   Business Plan 11
   History of the Business 12
   The Company's Products and/or Services... 12
   Competition 13
   Supply Chain and Customer Base.. 13
   Intellectual Property 14
   Governmental/Regulatory Approval and Compliance... 15
   Litigation 16
   Other.. 16
DIRECTORS, OFFICERS AND EMPLOYEES 16
   Directors 16
   Officers 16
   Employees 16
CAPITALIZATION AND OWNERSHIP 17
   Capitalization 17
   Ownership.. 18
FINANCIAL INFORMATION 18
   Operations.. 18
   Liquidity and Capital Resources.. 19
   Capital Expenditures and Other Obligations.. 19
   Material Changes and Other Information.. 19
   Trends and Uncertainties.. 19
   Restrictions on Transfer 19
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 20
   Related Person Transactions... 20
   Conflicts of Interest... 20
OTHER INFORMATION 20
   Bad Actor Disclosure 20
EXHIBITS 22
   EXHIBIT A 23

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

RMR Laboratories Inc (the "Company") is a Delaware Corporation, formed on August 4, 2017.

The Company is located at 3546 Via Dolce, Marina Del Rey, CA 90292.

The Company's website is www.rmrlaboratories.com.

The information available on or through our website is not a part of this Form C-AR.

The Business
RMR Laboratories Inc, is a research and development company focused on advancing the understanding of the health applications of cannabinoids. We conduct research to develop consumer products using a consumer packaged goods approach - proprietary product brands and 6-9 product launch cycles. Our focus is on categories that are not inhaled or ingested.

RISK FACTORS

Risks Related to the Company's Business and Industry

Since our business launch in the 3rd Quarter ("Q3") of 2017, we have made progress in finalizing our products, conducting market testing, and developing a pipeline of distribution partners.
However, we have a limited operating history and the adverse effects of a limited operating history include reduced management visibility into forward sales, marketing costs, and customer acquisition, which could lead to missing targets for revenue and profitability.

We may need additional capital to expand operations; if we do not raise additional capital, we will need to curtail our expansion plans. If we fail to raise the minimum or maximum, to execute on our business plan successfully, we will need to raise additional money in the future. Additional financing may not be available on favorable terms, or at all. The exact amount of funds raised, if any, will determine how quickly we can reach profitability on our operations. No assurance can be given that we will be able to raise capital when needed or at all, or that such capital, if available, will be on terms acceptable to us. If we are not able to raise additional capital, we will likely need to curtail our expansion plans or possibly cease operations.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

Our business depends on developing and maintaining productive relationships with our production and distribution partners. We depend on our partners to produce and distribute our product. Many factors outside our control, including but not limited, to product shortages, labor disputes, or transportation disruptions, could adversely affect our partner's ability to deliver to customer's quality products and services in a timely manner.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner.

We rely on various intellectual property rights, including licenses in order to operate our business.
As we expand our business, protecting our intellectual property will become increasingly important. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take

significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Michael Lui in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Michael Lui die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company operates in a vertical with high compliance and regulatory requirements. Although the company does not sell or distribute cannabis directly, a part of its business model is dependent on those that do. While the company is unlikely to face direct federal pressure; its entire business model is at risk if federal or state laws change for medical (or recreational) cannabis use.
Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent us from executing our business plan.

Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in *United States v. Oakland Cannabis Buyers' Coop.* and *Gonzales v. Raich* that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. We would be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis.

The U.S. Department of Justice, under the Obama administration, issued memoranda, including the so-called "Cole Memo" on August 29, 2013, characterizing enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In the "Cole Memo," the U.S. Department of Justice provided guidance to all federal prosecutors indicating that federal enforcement of the CSA against cannabis-related conduct should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis cultivation and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property.

In addition, Congress enacted an omnibus spending bill for fiscal year 2016 including a provision prohibiting the U.S. Department of Justice (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision, however, is effective only until April 28, 2017 and must be renewed by Congress. In USA vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals.

Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would material negative impact on our business.

Our ability to grow our business depends on state laws pertaining to the cannabis industry.
Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured, and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states.

FDA regulation of medical-use cannabis and the possible registration of facilities where medical-use cannabis is grown could negatively affect the medical-use cannabis industry and our financial condition.

Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or GMPs, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the medical-use cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.

Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
RMR Laboratories Inc, is a research and development company focused on advancing the understanding of the health applications of cannabinoids. We conduct research to develop consumer products using a consumer packaged goods approach - proprietary product brands and 6-9 product launch cycles. Our focus is on categories that are not inhaled or ingested.

Business Plan
RMR Laboratories is dedicated to an evidence-based, scientific approach to developing health and wellness products for the cannabis industry. We aim to combine the rigor of this approach with a product launch cycle of a fast-moving consumer packaged goods company. Another pillar of our strategy resides in developing a nationwide distribution model using CBD from hemp-derived sources. CBD will remain the focus of product development for the foreseeable future. And the final pillar is to acquire key influencers, both in cannabis and for target end user segments, for demand generation. We expect our growth and product development pipeline will require access to public markets, via IPO, to further fund our expansion. For our first product line in topicals, we are in the process for obtaining a license for a transdermal formulation that penetrates the skin through the intercellular route, which is the most direct path. The benefits of the products using technology are 1) more efficient with active ingredients (products need less, which lowers product costs of goods sold), 2) more consistent (because it takes a direct path), and creates more options for product development (because you remove a huge barrier to bodily absorption). We have four products in the commercialization phase using this technology targeting pain, both chronic and activity-related. Our roadmap for development in the topicals product category has opportunities to build depth for each production application, like chronic pain, as well as breadth into new applications, like insomnia and arthritis. The levers we have to build depth are 1) combining additional active ingredients to each formulation 2) adjusting the concentration of actives versus the transdermal base formulations and 3) adjusting other chemical properties to increase the duration or systemic effect of the formulation. The objective is to build a well-rounded series of formulations and end products for each health application we address. We will take this approach to all product categories we choose to pursue. Our pipeline for additional categories includes, but not limited to, nasal and sublingual sprays, shampoos and bath treatments, patches, and pills. To execute on the second pillar of our strategy, we have developed a supply chain that sources CBD from a large, established supplier of hemp-based ingredients. We are building relationships with external manufacturers to scale production and launching through an e-commerce channel to reach a nationwide customer base as we continue to build out our physical distribution partnerships. The third pillar of our strategy is based on early buzz garnered through product trials as well as the fundraising efforts to date. We are

expanding both the quantity of consumer trials and the variety of research we are doing to determine consumer preferences and product appeal. We will use this foundation of capabilities, partnerships and assets to fuel our expansion into new state markets nationally and internationally. This will require an infusion of growth capital which we intend to acquire through a public listing, or IPO, in the 2-4 year time horizon. The exact timing and exchange for the listing will be dictated by underlying operating metrics and the public market environment. However, the strategic decisions we make are towards this overall objective.

History of the Business
The Company's Products and/or Services

Product / Service	Description	Current Market
CBD Chronic Pain Relief Lotion	A pain-relieving lotion that contains hemp-based CBD	Those afflicted with chronic pain (about 110M people in the US)
CBD Sports Injury Pain Relief Lotion	A pain-relieving lotion that contains hemp-based CBD	Athletes

The operating plan is to go to market with the following products in 2018. CBD Chronic Pain Relief Lotion: A pain-relieving lotion that contains CBD but also other non-cannabinoid actives designed to provide deep, localized relief. We are developing 4-6 SKUs to address pain relief.

For our consumer products, starting with topicals, we have three paths to market. The first is a direct to consumer portal for our initial flagship brand, Relevium, which will be ecommerce-enabled. The second is through physical brick and mortar health and wellness retailers. Our priority markets for physical distribution are currently California and Washington. The third path is through private labeling for third parties for markets that are not priority areas for this year - we are exploring opportunities currently in OR, NV, and CO.

Competition
We have many direct competitors in the cannabis topicals product category. Some of the bigger topical brands are Mary's Medicinals, Dixie Elixirs, CW Botanicals, and Herbabuena. Many of these competitors also make products in adjacent categories, like patches, tinctures, and oils. In the pain relief market, there are many established over-the-counter pain relief creams, like BenGay, Tiger Balm, SalonPas, and Icy Hot. Finally, outside of pain relief creams, there are other pain relief therapies, like icing, compression, and simply, rest.

We position the Company relative to any pain relief creams as a natural, safe, effective alternative. In the cannabis industry, the competition has established brands, but there is no single competitor that dominates the topical category. There are also many new entrants that are entering into the topical category basing their products on adding CBD as an active ingredient but with little to no R&D on the base formulation to drive absorption, transdermal properties or increased effectiveness. Further, the speed of industry growth and deregulation is stretching the supply chains of established cannabis industry players. Our topicals attempt to address the source of the muscle or joint inflammation rather than try to mask the pain, like IcyHot, by using menthol or capsaicin. Finally, unlike opioids, our pain relieving topicals have a localized effect, are not psychoactive and do not impair motor function.

Supply Chain and Customer Base

Raw materials come in three categories - base formulations, active ingredients (including THC/CBD), and packaging/labeling. Base formulations will come from onshore suppliers and we are in the process of vetting different contract manufacturers. Active ingredients are hemp-based and are being supplied through a large producer in the Midwest. Packaging (bottles) are stocked in bulk from overseas suppliers and secondary packaging (boxes) as well as labels are sourced onshore.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Active ingredient supplier	Hemp-based CBD	100.0%
Offshore supplier	Product primary container (Bottles)	100.0%
Onshore supplier	Product secondary container (cartons)	100.0%
Onshore supplier	Product labels	100.0%

Our potential future customers include mass merchandisers, health and wellness stores (e.g. GNC), membership club stores, drug stores, distributors, e-commerce and high-frequency stores.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
87717605	Non-medicated foot cream; non-medicated diaper rash cream; non-medicated skin cream;	RELEVIUM	December 12, 2017		USA

	lip balm; skin lotions; non-medicated anti-aging serum				

Licenses

The Company seeks to license from third parties, and/or to develop internally, certain intellectual property rights for use in its business. The Company intends to enter any licensing agreement on terms favorable to the Company, including with respect to compensation which may include the issuance of securities.

Governmental/Regulatory Approval and Compliance

The Company operates in a vertical with high compliance and regulatory requirements. Although the company does not sell or distribute cannabis directly, a part of its business model is dependent on those that do. While the company is unlikely to face direct federal pressure; its entire business model is at risk if federal or state laws change for medical (or recreational) cannabis use.

Litigation

The Company is not currently involved with, and does not know of, any pending or threatening litigation against the Company or its officers and directors, except that Mr. Lui received a cease and desist letter on behalf of James Buckley Jordan raising various issues arising from Mr. Jordan's and other individuals' involvement with the Company, after which the Company has engaged in substantive communications with counsel for Mr. Jordan. To the Company's best knowledge, no investigation or proceeding against the Company or its officers, directors or stockholders has been commenced before any regulatory agency or court of competent jurisdiction as of the date of this Form C-AR. Mr. Jordan's involvement with the Company, whether as a formal or informal director, officer or advisor to the Company, has been discontinued.

Other

The Company's principal address is 3546 Via Dolce, Marina Del Rey, CA 90292

The Company has the following additional addresses: 500 Yale Ave N Seattle, WA 98109

The Company conducts business in California and Washington.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
RMRCA Inc	C-Corporation	California	October 11, 2017	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Michael Lui is and has been the sole director of the Company.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Michael Lui is the Chief Executive Officer, President, Chief Financial Officer and Secretary of the Company.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employees in California, USA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Leila Fenelon	Contractor Agreement	February 1, 2018	
Joe Ochoa	Contractor Agreement	February 1, 2018	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Crowdfunding - Simple Agreement for Future Equity (Crowdsafe) SAFE (Simple Agreement for Future Equity)
Amount outstanding	786,479
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None

Securities issued pursuant to Regulation CF:

Type of security	Units of SAFE (Simple Agreement for Future Equity)
Amount outstanding	786,479
Voting Rights	None
Anti-Dilution Rights	None

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $3,877.00 (accounts payable).

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	786,479	$786,479.00	Product development, marketing and sales	November 6, 2017	Regulation CF

Ownership
A majority of the Company is owned by a few people. Those people are Michael Lui with another amount owned by a consultant and the Company has set aside 2,000,000 shares of its

common stock under its 2018 equity incentive plan for officers, directors, employees and contractors.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Michael Lui	59.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
RMR Laboratories was formed on August 4, 2017 and is currently pre-revenue. Since inception, we have accrued three main categories of expense in the following areas 1) product development 2) business administrative and 3) marketing.

RMR Laboratories expects to achieve profitability over the next year by commercializing proprietary brands for its topical product lines. We are going to market using two primary channels - eCommerce through proprietary websites and physical retail. For physical retail, we will explore relationships with national distributors, but our initial focus will be on specialty health and wellness retailers.

Liquidity and Capital Resources
On November 6th, 2017 the Company conducted an offering pursuant to Regulation CF and raised $786,479.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Michael Lui
_____
(Signature)

Michael Lui
_____
(Name)

Chief Executive Officer and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

RMR LABORATORIES, INC.

Unaudited Financial Statements

For the Period from August 4, 2017 (Inception) through December 31, 2017

RMR LABORATORIES, INC.
BALANCE SHEET
As of December 31, 2017
(Unaudited)

ASSETS

Current Assets:		
Cash and cash equivalents	$	0
Total Current Assets		0
TOTAL ASSETS	$	0

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Current Liabilities:		
Accounts Payable	$	3,877
Total Liabilities		3,877
TOTAL LIABILITIES		3,877
Commitments and Contingencies		
Stockholder's Equity:		
Common Stock, $0.0001 par, 10,000,000 shares authorized,		
2,000,000 shares issued as of December 31, 2017		200
Subscription receivable		(100)
Additional paid-in capital		0
Retained Earnings		(3,977)
Total Stockholder's Equity		(3,877)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	0

RMR LABORATORIES, INC.
STATEMENT OF OPERATIONS
For the Period from August 4, 2017 (Inception) through December 31, 2017
(Unaudited)

Revenues	$	0
Cost of revenues		0
Gross Profit (Loss)		0
Operating Expenses:		
General and administrative		277
Sales and marketing		3,700
Organizational expenses		0
Total Operating Expenses		3,977
Operating Profit (Loss)		(3,977)
Provision for Income Taxes		0
Net Income (Loss)	$	(3,977)

RMR LABORATORIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
For the Period from August 4, 2017 (Inception) through December 31, 2017
(Unaudited)

| | Common Stock | | Additional Paid-In Capital | Subscription Receivable | Accumulated Deficit | Total Stockholder's Equity (Deficit) |
	Number of Shares	Par Value				
As of August 4, 2017 (Inception)	0	$ 0	$ 0	$ 0	$ 0	$ 0
Issuance of common stock to founder	2,000,000	200	0	(100)	0	100
Net Income (Loss)	0	0	0	0	(3,977)	(3,977)
Balance as of December 31, 2017	0	$ 200	$ 0	$ (100)	$ (3,977)	$ (3,877)

RMR LABORATORIES, INC.
STATEMENT OF CASH FLOWS
For the Period from August 4, 2017 (Inception) through December 31, 2017
(Unaudited)

Cash Flows From Operating Activities		
Net Loss	$	(3,977)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Decrease) Increase in accrued expenses		3.877
Net Cash Used In Operating Activities		(100)
Cash Flows From Investing Activities		
Purchase of property and equipment		0
Net Cash Used In Investing Activities		0
Cash Flows From Financing Activities		
Issuance of common stock		100
Net Cash Provided By Financing Activities		100
Net Change In Cash and Cash Equivalents		0
Cash and Cash Equivalents at Beginning of Period		0
Cash and Cash Equivalents at End of Period	$	0
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income taxes		0

RMR LABORATORIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Period from August 4, 2017 (Inception) through December 31, 2017
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

RMR Laboratories, Inc. (which may be referred to as the "Company," "we," "us," or "our") researches and develops over-the-counter topicals using nutraceuticals to target chronic pain relief.

The Company incorporated in August 2017 in the State of Delaware. The Company is headquartered in Seattle, Washington. The Company did not begin operations until 2017.

Since Inception, the Company has relied on securing loans to fund its operations. As of December 31, 2017, the Company had zero working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 5). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

- Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
- Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1 and Note 5 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2017, the Company had no cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2017, the Company did not have any outstanding accounts receivable as it has not yet begun operations as of December 31, 2017.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had not acquired any fixed assets as of December 31, 2017.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of December 31, 2017 as the Company had not yet begun operations. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero as the Company had not yet begun operations.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2017, the Company had recognized no sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has not filed a corporate or state income tax return since the Company was not operational as of a calendar year end and therefore a tax return has not yet been required to be filed. Tax returns once filed will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its officers and directors, except that Mr. Lui received a cease and desist letter on behalf of James Buckley Jordan raising various issues arising from Mr. Jordan's and other individuals' involvement with the Company, after which the Company has engaged in substantive communications with counsel for Mr. Jordan. To the Company's best knowledge, no investigation or proceeding against the Company or its officers, directors or stockholders has been commenced before any regulatory agency or court of competent jurisdiction as of the date hereof. Mr. Jordan's involvement with the Company, whether as a formal or informal director, officer or advisor to the Company, has been discontinued.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and therefore did not incur any profit as of December 31, 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – STOCKHOLDER'S EQUITY

Issuance of Common Stock

The Company issued 2,000,000 shares of the Company's common stock to the founder at a purchase price per share of $0.0001 for a total purchase price of $200.00. The purchase price was paid when the Company executed a stock purchase agreement in November 2017.

NOTE 7 – SUBSEQUENT EVENTS

Licensing Agreement

The Company seeks to license from third parties, and/or to develop internally, certain intellectual property rights for use in its business. The Company intends to enter any licensing agreement on terms favorable to the Company, including with respect to compensation which may include the issuance of securities.

Completed Crowdfunded Offering

The Company completed an offering (the "Crowdfunded Offering") of 785,000 SAFEs ("Simple Agreement for Future Equity") for net proceeds of $713,000 on January 1, 2018. The Company incurred $72,000 of costs related to the offering. The Crowdfunded Offering was made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary was entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Upon an equity financing greater than $1,000,000 ("Qualified Equity Financing"), the securities are convertible at the option of the company, into CF Shadow Series Securities, which are securities identical to those issued as part of a Qualified Equity Financing except they do not have the right to vote except as required by law, they must vote in accordance with the majority of investors in such Qualified Equity Financing with respect to any required vote, and they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the SAFEs in any future financing.

The SAFEs were offered with a valuation cap of $16,000,000.

Restricted Stock and Stock Option Grants

In February 2018, the Company entered into an agreement with a consultant whereby the consultant would receive for services rendered: $2,000 a month; 60,000 restricted shares of common stock (subject to a repurchase agreement); and a non-qualified stock option award to purchase up to 370,000 shares of common stock (subject to vesting and approval of the Company's Board of Directors).

Also, in February 2018, the Company entered into an agreement with a consultant whereby the consultant would receive for services rendered: $2,000 per month, a revenue share of 5% of revenue generated from e-commerce sales by the consultant, not to exceed $1,000,000, and a non-qualified stock option award to purchase up to 120,000 shares of the Company's common stock (subject to vesting and approval of the Company's Board of Directors).

Management's Evaluation

Management has evaluated subsequent events through April 30, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.